Exhibit 77(e)(6)

June 1, 2009

ING Partners Inc.
7337 E. Doubletree Ranch Rd.
Scottsdale, AZ 85258

Ladies and Gentlemen:

By our execution of this letter agreement, we hereby notify you that, during periods when ING Templeton Foreign Equity Portfolio (the “Portfolio”), a series of ING Partners, Inc. managed by Directed Services LLC (“DSL”) and sub-advised by Templeton Investment Counsel, LLC (“Templeton”), invests in Templeton Institutional Funds-Foreign Smaller Companies Series (the “Underlying Fund”), Templeton will waive its fees with respect to the Portfolio’s assets invested in the Underlying Fund.  The waiver will be calculated as follows:  (1) the value of the assets of the Portfolio that are invested in the Underlying Fund shall be divided by the value of the Underlying Fund’s daily average net assets for the month; and (2) the product of the foregoing calculation shall be multiplied by the value of the advisory fee due to Templeton from the Underlying Fund for that calendar month”.  The waiver will be effective as of
June 1, 2009.

Please indicate your agreement to this waiver by executing below in the place indicated.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Vice President
Directed Services LLC

Agreed and Accepted:
Templeton Investment Counsel, LLC

By:       /s/ Gary Motyl

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	Directed Services LLC